EXHIBIT 99.31



NEWS RELEASE (Q2-03-13)                                            July 31, 2003
                                                                     Page 1 of 1



NOT FOR DISSEMINATION IN THE UNITED STATES
OR FOR DISTRIBUTION TO U.S. NEWS SERVICES






YAMANA RESOURCES INC.      Yamana Gold Completes Cdn$55 Million Financing to
                           Fund Brazilian Acquisitions
                            ----------------------------------------------------

                            Toronto - Yamana Gold Inc. (formerly Yamana
3151 E. 29th Ave.           Resources Inc.) is pleased to announce that it has
Spokane, WA 99223 U.S.A.    completed its previously announced Cdn$55 million
Tel: (509) 838-6615         private placement equity financing. Canaccord
Fax: (509) 838-0714         Capital Corporation acted aslead agent in a
                            syndicate which also included BMO Nesbitt Burns Inc.
                            and Westwind Partners Inc.

                    Yamana issued and sold 45,833,334 subscription receipts at a price of Cdn$1.20 per subscription receipt. Each subscription receipt will entitle the holder to acquire one common share and one-half of one common share purchase warrant of Yamana, without payment of additional consideration. Each whole warrant will be exercisable to purchase one common share at a price of Cdn$1.50 for a period of five years from closing.

                    The net proceeds of the financing, after deducting the agents' commission and expenses and the amount of $750,000 paid to Yamana, will be held in escrow pending completion of the previously announced acquisitions in Brazil, which are expected to be completed in August 2003.

                    The number of securities underlying the subscription receipts described above is based on the previously announced consolidation of the outstanding shares of Yamana on the basis of the consolidation factor of 27.86 for which shareholder approval has been obtained and will result in current shareholders of Yamana holding 4,892,460 post-consolidation common shares before giving effect to the financing and the acquisitions. In connection with the proposed acquisitions, Yamana has changed its name to Yamana Gold Inc. The consolidation will be effected prior to the completion of the acquisitions.

                    This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.



                    FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of
                    Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.